KINGSWAY FINANCIAL SERVICES INC.

Daniel Brazier
dbrazier@kingsway-financial.com
Direct Phone: 905.696.1259
Direct Fax: 847.264.2744

VIA FAX (202) 772-9198 & COURIER

CONFIDENTIAL

September 10, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate FinanceUnited States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Dear Mr. Rosenberg:

Re:	Kingsway Financial Services Inc. (“KFSI” or the “Company”) Form 40-F for the Year Ended December 31, 2009 Filed on April 2, 2010 File No. 001-15204

We are in receipt of your letter dated August 13, 2010 and are pleased to provide the following response.

Narrative Description of the Business, page 10

1.
On this page you state that your gross premiums written in 2009 totalled $291.0 million.  This is inconsistent with other statements in your document that gross premiums written in 2009 were $376.8 million.  Please explain this inconsistency.

We note that the reference to $291 million in the narrative is actually the amount of gross premiums written for the non-standard automobile line of business which represents 77% of KFSI’s total gross premiums written for 2009 of $376.8 million.  We trust this clarifies the discrepancy and apologize for the confusion.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4. Discontinued Operations and related contingencies, page 44

2.
Please tell us why you believe that presenting the operations of Lincoln/Walshire in discontinued operations is appropriate under U.S. GAAP given that you appear to have continuing involvement after the disposal of Lincoln as discussed on page 46.  Include in your response how the terms of the Run-off Management Agreement including Rockwall Financial’s ceasing to perform under this agreement in March 2010 as disclosed in the press release filed as an exhibit to your May 14, 2010 Form 6-K factored into your conclusion to present Lincoln/Walshire as discontinued operations.  Please reference the U.S. GAAP authoritative guidance on which you relied.

As disclosed on October 19, 2009, KFSI disposed of its ownership of Walshire Assurance Company (“Walshire”) by donating its shares in Walshire to 20 unaffiliated charities.  The Company accrued for certain contractual and other obligations in respect of Walshire’s subsidiary, Lincoln General existing at disposition date but after the donation of the Walshire shares to the 20 charities, the 20 charities became the bona fide legal and beneficial owners of the Walshire shares.  The Company had no ownership or control of the Walshire shares.  Furthermore, the Company has no continuing powers to determine Walshire’s strategic, operating, investing and financing policies. It was also determined that Walshires’s operations and cash flows could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity as defined in FASB Statement No. 131, Disclosures About Segments of an Enterprise and Related Information.

KFSI’s ongoing contractual obligations included the payment of the monthly fee of Rockwall Financial Advisors LLC (“Rockwall”), the run-off manager of Lincoln.  Payment of this contractual obligation did not change the decision to treat Walshire as a discontinued operation as KFS was just settling a previously agreed obligation and the payment did not give KFS any management or board responsibilities. This contractual obligation ceased when Rockwall stopped providing services in March 2010. KFSI’s obligations also included a payment of $10 million to Lincoln General which was made on November 13, 2009.  This payment arose as a result of a commitment KFSI made during the Lincoln General run-off plan approval process.

KFSI also continued to provide Lincoln with some short term computer network services and other IT support.  This concluded in early 2010. KFSI billed Lincoln and was paid  for these services on a monthly basis.  All other transactions between KFSI and Lincoln were normal intercompany insurance contracts that were at arm’s length between Lincoln and other KFSI related companies.

Taking all of the above into account and after review of FAS 144 and ASC subtopic 205-20; 360-10 and EITF 03-13: Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations - we determined that KFSI had disposed of Walshire, and that it was appropriate to treat Walshire and Lincoln as discontinued operations.

Note 17. Indebtedness
(d) Loans Payable, page 72

3.
You disclose that the promissory note payable issued by your subsidiary, Kingsway America, Inc., to Kingsway ROC LLC is an obligation of the consolidated entity because you are not the primary beneficiary of ROC LLC, and presumably do not consolidate it.  It is unclear why you disclose the activity of the KLROC Trust in this note.  Please revise your disclosure to clarify the relationship between KLROC Trust, Kingsway America and ROC LLC.  In this regard, please identify the affiliate from whom KLROC Trust purchased the 7.12% senior note due June 30, 2015 and whether and how this is related to the 7.37% note payable due June 30, 2015 issued by Kingsway America to ROC LLC.

The Company has noted Staff’s comments and proposes the following changes to its disclosure in future filings:

In July 2005, the following entities were formed:

•	Kingsway Linked Return of Capital Trust (“KLROC Trust”)

•	Kingsway Note Trust (“KN Trust”), an entity owned by Bank of Nova Scotia

•	KL LP, an entity owned by KLROC Trust

•	Return of Capital GP (“ROC GP”), an entity owned by KFSI

•	Return of Capital LLC (‘ROC LLC”), a wholly owned subsidiary of ROC GP

Transactions completed on Origination:

•
KLROC Trust commenced operations on July 14, 2005 by raising CAN $78,000,000 from the sales of 3,120,000 5% preferred KLROC units at CAN $25 per unit maturing on June 15, 2015 to the public.  KLROC Trust used the net proceeds to subscribe to all of the units issued by KL LP.

•
KL LP used the infused capital from KLROC Trust for the payment of a purchase obligation under a Forward Purchase Agreement with Bank of Nova Scotia (“Scotiabank” or the “counterparty”).  Under the Forward Purchase Agreement the counterparty will deliver to KL LP at the maturity on the KLROC units, securities of Canadian public companies having a value approximating the Forward Purchase Agreement.

•	The counterparty used the proceeds to subscribe to 100% of the 3,120,000 units of Kingsway Note Trust (“KN Trust”).

•	KN Trust used its capital to purchase a 7.12% note payable, maturing on July 15, 2015 issued by Return of Capital GP (“ROC GP”), a US entity formed by KFSI.

•	ROC GP subscribed to all the class A shares and class B shares, together being all of the issued capital, of Return of Capital LLC (“ROC LLC”).

•	ROC LLC used its capital to purchase a 7.37% note due July 15, 2015 from Kingsway America, Inc. (“KAI”), a subsidiary of KFSI.

•
The only ongoing transactions for the above entities will be to pay distributions and on maturity, to redeem the value of the KLROC units.  The distributions are funded by the interest paid on the KAI note and the redemption will be funded by the repayment of principal.

Under Canadian and US GAAP, ROC GP and its subsidiary ROC LLP, KLROC Trust and KN Trust and KL LP are considered variable interest entities (“VIE”).  KFSI is not the primary beneficiary and does not have significant equity at risk in these entities and accordingly the financial statements of these entities were not consolidated with those of KFSI and the investment in ROC GP was accounted for under the equity method.  KFSI does not hold an equity interest in the other entities, i.e., KLROC Trust, KL LP and KN Trust.

Note 18. Variable Interest Entities, page 73

4.
You state that you have variable interest entities that you do not consolidate because you are not the primary beneficiary.  In addressing the off-balance sheet arrangements disclosure requirement from Instruction B(11) of Form 40-F, please disclose the following items, to the extent they are applicable and material, for your non-consolidated variable interest entities for which you have material exposure:

•	Categories and rating of assets the off-balance sheet entity holds;

•	Weighted-average life of assets the off-balance sheet entity holds;

•	Forms of funding and weighted-average life of the funding the off-balance sheet entity holds;

•	Any material difficulties the off-balance sheet entity has experienced in issuing its commercial paper or other financing during the period;

•	Any material write-downs or downgrades of assets the off-balance sheet entity holds;

•	Maximum limit of the losses to be borne by any first loss note holders;

•	Detailed disclosure regarding your obligations under the liquidity facilities;

•	The scenarios where you would have to consolidate the off-balance sheet entity, and your expectation of the likelihood of such consolidation; and

•	The frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the entity;

•
Include a discussion of any known trends or uncertainties that you may reasonably expect to have a material favourable or unfavourable impact on your income from operations, liquidity and capital resources.  In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with any material off-balance sheet entity.

We have reviewed the disclosure requirements under Instruction B(11) of Form 40-F and do not believe that any of the disclosures are applicable to the variable interest entities described above in question 3.  These VIEs do not have any financing or operating activities other than the transactions on origination and the distributions and ultimate redemption described above.  KFSI reviews whether it is the primary beneficiary of the entities annually. KFSI does not have any VIEs other than those described above.

We trust you will find the above satisfactory.  The Company is mindful of all of its obligations under securities laws and regulations and welcomes comments from Staff on how any disclosure could be improved. We understand that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any additional questions.

Yours very truly,

Daniel Brazier

DB/
Enclosures

cc:	Larry Swets, Kingsway Financial
KPMG LLP
KFSI Audit Committee Gregory P. Hannon, Spencer L. Schneider and Joseph Stilwell

2003811